



Deven Soni · 2nd

Co-Founder at Kingmakers - An Investment Fund & Accelerator for Business Buyers | Acquired 15+ Businesses Since 2015

San Francisco Bay Area · 500+ connections · **Contact info**

 **Kingmakers**

 **University of Californi Berkeley**

Experience



Co-Founder
Kingmakers
May 2018 – Present · 2 yrs

Kingmakers is an investment fund and accelerator for business buyers. The company targets, acquires, and grows small businesses earning between $250k and $1.5mm/year. As part of our acquisition strategy, Kingmakers identifies experienced entrepreneurs who are interested in purchasing and operating these small businesses and partners with them on the acquisition.



Board Of Directors
Polymath
Aug 2017 – Present · 2 yrs 9 mos
Toronto, Canada Area

Polymath dramatically lowers the barriers to entry for businesses looking to launch tokenized securities on the blockchain and for investors looking to gain exposure to regulated, asset backed tokens.

...see mor



Co-Founder and Partner
Wired Investors

2016 – Present · 4 yrs
San Francisco Bay Area
Wired Investors is a private equity firm that acquires and operates small technology-enabled businesses. Our portfolio of acquisitions includes companies in the software, services and online media space.



Co-Founder

Sprayable Inc.

2013 – 2016 · 3 yrs

Develop consumer health and wellness products that help people sleep, work and play better.



Investment Professional

Highland Capital Partners

2008 – 2010 · 2 yrs

Internet investor with a focus on early and growth stage transactions in social media, e-commerce, search, gaming, lead generation, and technology enabled services.

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Education



University of California, Berkeley

BS, Business Administration

1998 – 2001

Skills & Endorsements

Private Equity · 1

Leon Bennetts has given an endorsement for this skill

Mergers & Acquisitions (M&A)

Blockchain

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Recommendations

Received (0)   Given (4)



Petar Nedyalkov
Chief Operating Officer at
Ease (Swiss Army Knife)
February 19, 2013, Deven was
senior to Petar but didn't manage
directly

Petar is a highly talented vc investor who takes a hands on app
to identifying, analyzing, and managing investments. He has a r
ability to deeply understand and get at the root of a company's
technology but is also passionate about understanding the
commercial and market opportunities of the startups he ... See



David Fogel
Co-founder at ADV, Alma
Angels, Israeli Tech
Parliament
November 4, 2011, Deven was
senior to David but didn't manage
directly

I had the pleasure of spending a few months working with Davi
while he was an intern at NEVEQ. I found him very thoughtful a
motivated, with an innate understanding on how to turn the cor
thrown around at a startup company into a concrete vision and
plan. I'd love to work with David again given the opportu... See

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Interests


Private Debt & Direct Lending
2,230 members


Search Fund Forum
1,514 members


Amazon & eBay Sellers Group
802 members


Business Credit and Capital
145 followers


University of California, Berkeley
654,303 followers

NEVEQ
509 followers

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